

December 10, 2010

<u>Via U.S. Mail</u>

Richard R. Grinnan
Vice President and Corporate Secretary
Massey Energy Company
4 North 4th Street
Richmond, VA 23219

> **Re: Massey Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **File Number 001-07775**

Dear Mr. Grinnan:

We have reviewed your filing and response letter dated August 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment two from our letter dated July 2, 2010 that you do not believe you can provide a capital expenditure amount related to compliance with health and safety regulations, and we reissue the comment in part. We note your disclosure on page 28 of the Form 10-K that states "We incur substantial costs and liabilities under increasingly strict federal, state and local environmental, health and safety and endangered species laws, regulations and enforcement policies." Please quantify or provide a reasonable estimate of your "substantial" capital and operational expenditures relating to safety.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Tracey L. McNeil at (202) 551-3392, or me at (202) 551-3611 with any questions.

                              Sincerely,

                              Anne Nguyen Parker
                              Branch Chief